K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

November 17, 2022

VIA EDGAR

Ms. Lisa Larkin, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nushares ETF Trust
File Nos. 333-212032 and 811-23161

Dear Ms. Larkin:

On behalf of our client, Nushares ETF Trust (the “Trust” or “Registrant”), we are responding to Staff comments we received telephonically on November 1, 2022, related to Post-Effective Amendment No. 83 (“PEA No. 83”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on September 23, 2022, for the purpose of revising the principal investment strategy of the Nuveen Global Net Zero Transition ETF (the “Fund”). Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.

Comment: The Staff notes that the Fund has revised its principal investment strategy to replace its policy of investing 40% of the Fund’s net assets in non-U.S. securities with a policy whereby the “portion of the Fund’s net assets invested in non-U.S. securities floats day-to-day based on the portion of the Fund’s benchmark, the MSCI ACWI Index (“MSCI ACWI”), that is composed of non-U.S. securities.” Given these changes to the Fund’s non-U.S. securities investment policy, please confirm supplementally that at least

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
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Ms. Lisa Larkin, Esq.

November 17, 2022

80% of the Fund’s net assets will continue to be invested in Net Zero Companies. In addition, consider revising the Fund’s Rule 35d-1 80% investment policy for clarity.

Response: Confirmed. Accordingly, the Registrant has not revised the Fund’s Rule 35d-1 80% investment policy related to Net Zero Companies.

2.

Comment: Given the changes to the Fund’s non-U.S. securities investment policy, please confirm supplementally that the Fund will continue to (i) invest at least 40% of its net assets in non-U.S. securities under normal market conditions and (ii) invest at least 30% of its net assets in non-U.S. securities when market conditions are deemed to be unfavorable.

Response: The Registrant has revised the Fund’s policy to invest in non-U.S. securities such that the Fund’s non-U.S. investment minimum requirement floats day-to-day based on the MSCI ACWI’s daily allocation to non-U.S. securities. The MSCI ACWI is a well-recognized global index that invokes the concepts of “all country” and “world” in its name. As of October 31, 2022, the MSCI ACWI, which represents itself as MSCI’s “flagship global equity index”, covered approximately 85% of the global investable equity opportunity set, including large- and mid-cap companies across 23 developed markets and 24 emerging markets.1 Accordingly, the Registrant believes that floating the Fund’s non-U.S. investment minimum requirement in accordance with the MSCI ACWI’s daily allocation to non-U.S. securities is a reasonable approach to ensuring the Fund maintains a “global” allocation to non-U.S. securities and that the Fund invests its assets in investments that are tied economically to a number of countries throughout the world. Further, the Registrant notes that the Fund’s Board of Trustees agreed with this approach and approved the changes to the Fund’s non-U.S. investment minimum requirement. As such, the Registrant does not believe that the changes to the Fund’s non-U.S. investment minimum requirement render the Fund’s use of “Global” in its name misleading to investors. With that said, the Registrant cannot confirm whether the Fund will continue to comply with its prior test to invest at least 40% of its net assets in the securities of non-U.S. issuers under normal market conditions and at least 30% of its net assets in the securities of non-U.S. issuers under unfavorable market conditions. However, the Registrant believes that its new non-U.S. investment minimum requirement, as shown below, will ensure that the Fund continues to invest globally and the Fund’s name is not misleading to investors.

[1]

See MSCI ACWI Index webpage, available at https://www.msci.com/our-solutions/indexes/acwi; see also MSCI ACWI Index Factsheet, October 31, 2022, available at https://www.msci.com/documents/10199/8d97d244-4685-4200-a24c-3e2942e3adeb.

Ms. Lisa Larkin, Esq.

November 17, 2022

The Fund may invest in companies of any market capitalization located anywhere in the world, including companies located in emerging markets. The portion of the Fund’s net assets invested in non-U.S. securities floats day-to-day based on the portion of the Fund’s benchmark, the MSCI ACWI Index (“MSCI ACWI”), that is composed of non-U.S. securities. Under normal market conditions, the Fund’s investment in non-U.S. securities will be, at a minimum, equal to 80% of the MSCI ACWI’s non-U.S. assets, calculated on a daily basis. If, however, market conditions are deemed unfavorable, the minimum portion of the Fund’s net assets invested in non-U.S. securities will be reduced to 50% of the MSCI ACWI’s non-U.S. assets. The Fund will invest in securities of issuers in at least three different countries (one of which may be the United States) and may invest up to 25% of its net assets in securities of companies located in emerging markets.

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If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070 or John McGuire at (202) 373-6799.

  Sincerely,

  /s/ K. Michael Carlton

  K. Michael Carlton

cc:	W. John McGuire, Esq. Diana Gonzalez, Esq.